EXHIBIT 99.7

Rio Tinto

Notice to ASX/LSE

21 October 2021

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMR / KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Global Employee Share Plan (myShare)

Under myShare employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each or Rio Tinto Limited ordinary shares ('shares'). Shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares free of charge ('matching shares'), conditional upon satisfying the terms of myShare. The matching shares are subject to a three-year holding period, and vest after this period.

On 18 October 2021, the following PDMR / KMPs acquired Rio Tinto shares under myShare and were allocated the same number of matching share awards as follows:

Security	Name of PDMR / KMP	Number of shares	Matching shares	Price per share
Rio Tinto plc shares	Baatar, Bold	7.425000	7.425000	50.5047 GBP
Rio Tinto plc shares	Barrios, Alfredo	30.371600	30.371600	50.5047 GBP
Rio Tinto plc shares	Cunningham, Peter	7.425000	7.425000	50.5047 GBP
Rio Tinto Limited shares	Kaufman, Sinead	13.956200	13.956200	100.17 AUD
Rio Tinto plc shares	Stausholm, Jakob	7.425000	7.425000	50.5047 GBP
Rio Tinto plc shares	Vella, Ivan	15.301500	15.301500	50.5047 GBP

Upon vesting, on 18 October 2021, the following PDMR / KMPs received matching shares under myShare, of which sufficient were sold on 19 October 2021 to pay applicable withholding tax and other deductions.

Security	Name of PDMR / KMP	No: of Matching Shares Granted	No: of Shares Vested*	No: of Shares Sold	Price per Share Sold	No: of Shares Retained
Rio Tinto plc shares	Baatar, Bold	19.6266	25.6475	10.7720	50.550926 GBP	14.8755
Rio Tinto plc shares	Barrios, Alfredo	19.8857	25.986	8.7287	50.550926 GBP	17.2573
Rio Tinto plc shares	Cunningham, Peter	9.8133	12.8235	5.3859	50.550926 GBP	7.4376
Rio Tinto Limited shares	Kaufman, Sinead	17.7953	22.8227	0	-	22.8227

Notice to ASX/LSE Page 2 of 3 Rio Tinto plc shares Trott, Simon 24.868 32.4967 7.1494 50.550926 GBP 25.3473 Rio Tinto Limited shares Vella, Ivan 15.2749 19.5901 9.5388 99.306406 AUD 10.0513 *The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period on the original shares granted, in accordance with the plan rules. UK Share Plan (UKSP) The UKSP is an HMRC approved Share Incentive Plan under which qualifying UK employees are able to purchase, on a quarterly basis, Rio Tinto plc shares. Rio Tinto plc shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares free of charge (UKSP matching shares). Qualifying UK employees are also awarded Free Shares once a year. On 18 October 2021, the following PDMR / KMPs purchased Rio Tinto plc shares under the UKSP and were allocated the same number of matching shares as follows: Security Name of PDMR / KMP Number of Shares Acquired Matching shares Price per Share Rio Tinto plc shares Baatar, Bold 7 7 50.5047 GBP Rio Tinto plc shares Stausholm, Jakob 7 7 50.5047 GBP FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

Notice to ASX/LSE Page 3 of 3 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, UK Illtud Harri M +44 7920 503 600 David Outhwaite M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Investor Relations, UK Menno Sanderse M: +44 7825 195 178 David Ovington M +44 7920 010 978 Clare Peever M +44 7788 967 877 Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Natalie Worley M +61 409 210 462 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com